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June 15, 2016	WASHINGTON, D.C.
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VIA EDGAR	SHANGHAI
H. Roger Schwall	SINGAPORE
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Division of Corporation Finance	TOKYO
U.S. Securities & Exchange Commission	TORONTO

100 F Street, NE
Washington, D.C. 20549

Re:                             AdvancePierre Foods Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 27, 2016
File No. 333-210674

Dear Mr. Schwall:

On behalf of AdvancePierre Foods Holdings, Inc. (the “Company,” “we” or “us”), enclosed is a copy of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof.  The changes reflected in the Amended Registration Statement include those made in response to the comments of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated June 9, 2016 (the “Comment Letter”), as well as other updates.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  For your convenience, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  The Staff’s comments are indicated in bold italics.  All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Market and Industry Data, page ii

1.                                      We have considered your response to prior comments 1 and 2. We are unable to locate support for your statement that the bread quality of your sandwiches “consistently beats our competitors in taste tests.” If you do not have additional support for this statement, please eliminate it or revise the language to more accurately reflect the results of the studies you provided to us.

Response:  After reviewing and considering the Staff’s comment, we have revised the disclosure in the Amended Registration Statement to eliminate such statement.

Summary Historical Consolidated Financial Data, page 13

2.                                      We note that you present “as adjusted basic net income (loss) per share” based upon the weighted average number of outstanding shares of common stock for the period plus the effect of vested restricted shares. You also present “as adjusted diluted net income (loss) per share” which is calculated in a manner consistent with “as adjusted basic net income (loss) per share” plus the effect of dilutive unissued common shares related to stock- based employee compensation programs. It appears that the adjustments made to the weighted average shares used to calculate these non-GAAP measures only affect the periods in which you recognized a net loss. The use of antidilutive shares in the calculation of these non-GAAP financial measures appears to go beyond the scope of the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K and is inconsistent with a fundamental aspect of the calculation of net income (loss) per share under U.S. GAAP. Revise your per-share presentation to exclude antidilutive shares, or tell us why you believe inclusion of antidilutive shares is appropriate under Regulation S-K.

Response: After reviewing and considering the Staff’s comment, we have revised the disclosure in the Amended Registration Statement to eliminate the presentation of “as adjusted basic net income (loss) per share” and “as adjusted diluted net income (loss) per share.”

3.                                      The non-GAAP measure Free Cash Flow is defined as Adjusted EBITDA less purchases of property, plant and equipment. Free Cash Flow appears to be a liquidity measure that should be reconciled to cash flows from operating activities as the most directly comparable financial measure presented in accordance with GAAP. Please revise your disclosure accordingly. In addition, tell us whether Adjusted EBITDA is also a non-GAAP liquidity measure and, if so, present a reconciliation to cash flows from operating activities. Refer to Item 10(e)(i)(B) of Regulation S-K

Response:  After reviewing and considering the Staff’s comment, we have elected to eliminate the presentation of Free Cash Flow in the Amended Registration Statement.

In addition, we utilize Adjusted EBITDA as a performance measure rather than as a liquidity measure.  We believe Adjusted EBITDA facilitates a comparison of our operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone.  We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes.  Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors, in communications with our board of directors concerning our operating performance and in evaluating acquisition opportunities. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation.

We do not consider Adjusted EBITDA as a measure of discretionary cash available to us to invest in the growth of our business.

We have expanded the disclosure in the Amended Registration Statement to reflect our use of Adjusted EBITDA as a performance measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 66

Promotions, page 67

4.                                      We have considered the disclosure you added in response to prior comment 13. If reasonably available, provide quantitative information for the amounts recognized as reductions in net sales for your incentive programs. Refer to Section V. of SEC Release 33-8350.

Response:  We have revised page 68 of the Amended Registration Statement to include quantitative information for the amounts recognized as reductions in net sales for our incentive programs.

Notes to Consolidated Financial Statements

Note 16. Stock-Based Compensation, page F-29

5.                                      From your response to prior comment 26, we note that you have the right, but not the obligation, to repurchase an employee’s vested equity interests in the event that individual’s employment is terminated for any reason. Based on factors such as the consistency of past practice of exercising the repurchase right and the frequency of involuntary terminations, you have determined that the application of the liability method of accounting for restricted stock grants is appropriate. Tell us more about your determination that it is probable that you will repurchase an employee’s vested equity interests and thereby prevent that employee from bearing the risks and rewards of ownership. As part of your response, address how the circumstances under which you exercised your right to repurchase vested shares of restricted stock from terminated employees in the past affects your expectation for the exercise of this repurchase right in the future. Refer to FASB ASC 718-10-25-9.

Response: As a closely held, privately owned business, we and our controlling stockholders believe that limiting the benefits of ownership of our common stock to parties actively involved in influencing our operations is in our best interest.  As such, we have granted shares of restricted stock to a limited number of executives and directors with critical decision-making authority and significant influence over our performance, and adopted a policy and practice of repurchasing vested shares of restricted stock from employees upon termination of employment, whether voluntary or involuntary.

Prior to 2013, there were a limited number of terminations of individuals holding awards of restricted stock.  While we had a policy and practice of repurchasing vested shares of restricted stock from employees upon termination, we did not yet consider it probable that employee terminations would occur prior to the employee bearing the risks and rewards of ownership for a reasonable period of time (6 months), as described in ASC 718-10-25-9.  Therefore, we historically classified the restricted stock awards as equity share-based payment awards.

However, beginning in fiscal 2013, we undertook a reorganization of our senior leadership team and involuntarily terminated a number of executives, and a certain level of involuntary terminations has continued through 2016.  In each of these cases, we repurchased vested shares of restricted stock upon termination, consistent with the policy described above.

From fiscal 2013 through fiscal 2015, 16 executives holding restricted stock awards were terminated involuntarily as compared to an average of 23 total executives holding restricted stock awards during the same time frame.

Subsequent to January 2, 2016, four other executives were involuntarily terminated and their shares were repurchased.

The following table summarizes the financial statement classification of shares of restricted stock that were repurchased during the past three fiscal years, and how many of those shares had been vested less than 6 months (for which the employee had not borne the risks and rewards of ownership for a “reasonable period of time”, as described in ASC 718-10-25-9):

		Shares
		Purchased
	Total Shares	Within 6
	Repurchased	Months of	% of Total
2013	140,650	13,150	9%
2014	7,913	1,332	17%
2015	3,500	2,333	67%
	152,063	16,815	11%

During 2013, 138,150 shares of restricted stock were repurchased from executives who were involuntarily terminated as part of a reorganization of our senior leadership team, and 2,500 shares were repurchased from an executive who voluntarily resigned.  During 2014, 7,413 shares of restricted stock were repurchased from executives who were involuntarily terminated as part of the reorganization of our senior leadership team and consolidation of administrative facilities, and 500 shares of restricted stock were repurchased from an executive who retired.  During 2015, 3,500 shares of restricted stock were repurchased from an executive who was involuntarily terminated for performance reasons.

In addition, subsequent to January 2, 2016, we repurchased an additional 4,002 shares of restricted stock from executives who were terminated, including 2,668 shares repurchased from executives who were terminated for performance reasons and 1,336 shares repurchased from an executive who voluntarily resigned.  Of these share repurchases, 1,833 or 46% of the total were repurchased within 6 months of vesting.

The frequency and pattern of employee terminations (and repurchases of vested stock awards) caused us to reconsider the classification of the share-based payment awards.  Given how many terminations (both voluntary and involuntary) of employees holding shares of restricted stock had occurred and our intention to promptly repurchase all restricted shares regardless of the circumstances of termination or the status of vesting of the shares upon termination, we determined, upon the start of the ongoing reorganization in 2013, that we could no longer assert that it was probable that holders of restricted stock awards would bear the risks and rewards of ownership of the equity for a reasonable period of time after vesting.  Therefore, we began to classify all of our share-based payment awards as liabilities, in accordance with ASC 718-10-25-9, until such time as the employees had borne the risks and rewards of ownership for 6 months; at which time the awards are reclassified to equity.

In connection with our determination that the application of the liability method of accounting for restricted stock grants until such time as the shares were vested for six months was appropriate, we referred to the guidance in ASC 718-10-25-9 which states that “a period of six months or more is a reasonable period of time” to allow the holder to fully bear the risks and rewards of ownership and that an award should be classified as a liability if it is “probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time.”  While superseded, we also considered the historical guidance in EITF Issue 00-23, “Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44,” (“EITF 00-23”) in particular issues 23(a) and 23(b).  Paragraph 81 of that guidance states that “if variable accounting is required as a result of an assessment that a repurchase of immature shares is expected, variable accounting should cease at the earlier of (a) when the expectation no longer exists, (b) when the employer call right expires, or (c) when the shares are no longer immature.” Although the historical guidance on “variable accounting” has been replaced by the concepts of “liability classification” under ASC 718, much of the underlying logic on repurchase features and distinguishing between cash settlement of an award and a subsequent treasury stock repurchase of an earned share is similar. Therefore, we believe this historical guidance provides useful perspective on the accounting for our awards under ASC 718.

We also considered the guidance in paragraphs 84 and 85 of EITF 00-23 in evaluating events that are both in our control (e.g. involuntary termination of employment) and outside our control (e.g. voluntary termination of employment) in assessing the probability of preventing the employee from bearing the risks and rewards of ownership for a reasonable period of time. Furthermore, we considered the factors described in paragraph 80 of EITF 00-23 in evaluating whether the presence of our call right results in an expectation that immature shares will be repurchased, including the following, all of which have been addressed above in this response:

•                  The frequency with which the employer has called immature shares in the past.

•                  The circumstances under which the employer has called immature shares in the past.

•                  The existence of any legal, regulatory, or contractual limitations on the employer’s ability to repurchase shares.

•                  Whether the employer is a closely held, private company.

During the periods discussed above, we followed the practice of exercising our repurchase right upon employee terminations in every instance in which a restricted stockholder’s employment was terminated, without regard as to whether the shares were mature or immature.  Because of this history, our intent to acquire immature shares upon employee termination in the future as long as we remain a privately held business, coupled with the possibility that terminations of both a voluntary and involuntary nature may continue to occur that we can neither predict nor control, we believe that liability accounting is appropriate until the restricted shares have been vested for six months.

Note 20. Segment Information, page F-34

6.                                      We note your response to prior comment 28. As noted in our prior comment, FASB ASC 280-10-50-22 requires the disclosure of total assets for each reportable segment. Please revise to disclose this information or state the reasons why no asset information is provided pursuant to FASB ASC 280-10-50-26.

Response:  As indicated in our previous response, we manage assets on a total company basis, not by operating segment. The CODM does not receive any asset information by operating segment and, accordingly, we do not report asset information by operating segment.  We have included this explanation in Note 20 to the Audited Consolidated Financial Statements on page F-36 of the Amended Registration Statement and Note 19 to the Unaudited Consolidated Financial Statements on page F-66 of the Amended Registration Statement.

Exhibits

7.                                      Tell us whether there have been any material changes to the charter and bylaws, aside from the name change. If so, please file as exhibits the current versions of your charter and bylaws, including the amendment(s) reflecting the changing of your name to AdvancePierre Foods Holdings, Inc. Also, update your exhibit index to specify with which filing any exhibits have been “previously filed.”

Response:  We confirm that there have been no material changes to its charter or bylaws, aside from the name change.  We have included a copy of the amendment to our charter reflecting the name change as an exhibit to the Amended

Registration Statement.  Also, we have updated the exhibit index to specify with which filing it previously filed exhibits.

***

Please contact the undersigned at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko, Esq.

cc:	AdvancePierre Foods Holdings, Inc.
John N. Simons, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Esq.
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.